[Letterhead of Wachtell, Lipton, Rosen & Katz]
October 9, 2024
VIA EDGAR SUBMISSION
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Peter McPhun
Isaac Esquivel
Kibum Park
Isabel Rivera

Re:	Everus Construction Group, Inc.
Registration Statement on Form 10-12B
Filed September 12, 2024
File No. 001-42276

Ladies and Gentlemen:
On behalf of our client, Everus Construction Group, Inc. (“Everus” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated October 4, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form 10-12B (the “Registration Statement”).
In connection with this letter responding to the Staff’s comments, the Company is concurrently publicly filing Amendment No. 1 to the Registration Statement on Form 10-12B (“Amendment No. 1”) electronically via EDGAR.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company. Terms not otherwise defined in this letter have the meanings set forth in the Amendment No. 1. All page references in the responses below refer to pages of Amendment No. 1.

U.S. Securities and Exchange Commission
October 9, 2024

Registration Statement on Form 10-12B filed September 12, 2024
Exhibit 99.1 Information Statement of Everus Construction Group, Inc.
Description of Material Indebtedness, page 149
1.We note that you will enter into a five-year credit agreement whereby you will have the capacity to incur indebtedness of up to $525 million. Please disclose all material terms of the agreement and file the agreement as an exhibit when available. See Item 601(b) of Regulation S-K.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 150 and 151 of Exhibit 99.1 of Amendment No. 1 to disclose the expected material terms of the agreement concerning the Company’s material indebtedness at the time of the distribution. The Company respectfully advises the Staff that it is currently negotiating the terms of such material indebtedness and does not expect to enter into a definitive agreement with respect thereto prior to the effectiveness of the Registration Statement. As a result, the Company does not expect to file any such definitive agreement as an exhibit to future registration statement filings. However, the Company intends to file any such definitive agreement, together with a summary of the terms of such material indebtedness, in a Current Report on Form 8-K upon completion of the distribution.
Exhibits
2.We note that the separation and distribution agreement filed as exhibit 2.1 and the transition services agreement filed as exhibit 10.1 refer to schedules and exhibits that are not included within the filed exhibits. Please file your complete agreements or comply with the requirements of Item 601(b)(2) of Regulation S-K if you are relying on that item to omit the schedules and exhibits to the agreements.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page iii of Amendment No. 1 to reflect that certain schedules and exhibits to the separation and distribution agreement and to the transition services agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and that the Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact me at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Yasmina Abdel-Malek, at (212) 403-1151 or YAbdel-Malek@wlrk.com.

U.S. Securities and Exchange Commission
October 9, 2024

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Paul Sanderson, Chief Legal Officer and Secretary, Everus Construction Group, Inc.
Jason L. Vollmer, Vice President, Chief Financial Officer and Treasurer, MDU Resources Group, Inc.